UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

June 1, 2026

Mak Don Don Inc.

(Exact name of issuer as specified in its charter)

Wyoming	39-3766450
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

505 Montgomery Street, 10th & 11th Floor

San Francisco, California 94111

(Full mailing address of principal executive offices)

646-287-2368

(Issuer's telephone number, including area code)

Common Stock, par value $0.00 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

(a) Material Definitive Agreement. On June 1, 2026, Mak Don Don Inc. (the “Company”) entered into a Trademark License and Market Entry Services Agreement (the “Agreement”) with Mr Mak Food Ltd, a Hong Kong private limited company (the “Licensee”), pursuant to which the Company granted the Licensee a license to use the “Mak Don Don” brand and agreed to provide market entry services to assist the Licensee in establishing branded outlets in North America. The Agreement resulted in, and is expected to result in, a fundamental change to the nature of the Company’s business and plan of operations: the Company had not generated any revenue through May 31, 2026, and the Agreement constitutes the commencement of the Company’s operations and its sole source of revenue to date.

(a)(1) Date, Parties and Material Relationships. The Agreement was entered into on June 1, 2026, by and between the Company, as Licensor, and Mr Mak Food Ltd, as Licensee. There is no material relationship between the Company or its affiliates and the Licensee or any of its officers, directors or affiliates, other than the relationship created by the Agreement. The Licensor and the Licensee are independent parties.

(a)(2) Material Terms and Conditions. The following is a summary of the material terms and conditions of the Agreement:

(1) License. The Company granted the Licensee a non-exclusive, non-transferable license to use the “Mak Don Don” brand, including the related trademarks, trade names, logos, trade dress, slogans and associated goodwill, in connection with the operation of branded food service outlets (the “Branded Outlets”) within North America, with an initial focus on high-foot-traffic areas in the Financial District, South of Market and Mission District of San Francisco, California.

(2) Term. The Agreement commenced on June 1, 2026 and continues for a term of 36 months, unless earlier terminated in accordance with its terms.

(3) Monthly License Fee. The Licensee pays the Company a monthly license fee of USD 2,000, payable on or before the 5th day of each calendar month, with the first payment due on the effective date.

(4) Profit Share. The Licensee also pays the Company a profit share equal to 12% of the gross profits of all Branded Outlets in the licensed territory, calculated and paid quarterly within 30 days after the end of each calendar quarter, commencing with the first full calendar quarter following the opening of the first Branded Outlet. The Company has the right to audit the Licensee’s books and records pertaining to gross profits upon reasonable notice.

(5) Market Entry Services. The Company provides market entry services to assist the Licensee in establishing ten (10) Branded Outlets, including consultation on site selection, guidance on the Company’s concept (kitchen workflow design, equipment specifications and live-fire wok cooking protocols), recipe adaptation and portion scaling, ingredient sourcing recommendations, written operational manuals, and up to 20 hours of remote consultation during the term.

(6) Additional Consideration. The Licensee provides the Company with at least fifty (50) Asian food recipes for the Company’s use in its own business operations, with fifty (50) recipes to be provided within thirty (30) days of the effective date.

(7) Quality and Brand Standards. The Licensee must operate all Branded Outlets consistent with the Company’s concept and brand standards, and the Company has the right, upon reasonable notice, to inspect any Branded Outlet and sample food products to verify compliance.

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(8) Termination. The Licensee may terminate the Agreement at any time upon 30 days’ written notice. Either party may terminate immediately upon written notice if the other party materially breaches the Agreement and fails to cure the breach within 30 days. Monthly fees already paid are non-refundable.

(9) Governing Law. The Agreement is governed by the laws of the State of California, and the parties submit to the exclusive jurisdiction of the courts of the State of California.

(a)(3) Termination. Not applicable. The Agreement has not been terminated.

(a)(4) Early Termination Penalties. There are no early termination penalties incurred by the Company in connection with the Agreement.

(c) Exhibit. A copy of the Agreement is filed as Exhibit 1.1 to this report.

Item 9. Other Events

Commencement of Operations. Through May 31, 2026, the Company had not commenced operations and had not generated any revenue. On June 1, 2026, the Company commenced its operations upon the execution of the Agreement, which is the Company’s first and, to date, only revenue-generating agreement. The Company’s business consists of its micro-street front takeaway concept built around live-fire wok cooking, which it operates through the licensing of the “Mak Don Don” brand and the provision of market entry services to the Licensee, in exchange for monthly license fees and a share of the gross profits of Branded Outlets.

Initial Financial Results. For the two months ended July 31, 2026, the Company recognized revenue of USD 4,000, representing two monthly license fee payments of USD 2,000 received from the Licensee on June 3, 2026 and July 3, 2026. The Company incurred operating expenses of USD 10,000 during the period, consisting of an independent consultant fee for the preparation of a market entry report, and recorded a net loss of USD 6,000. As of July 31, 2026, no Branded Outlet had opened and no profit share was yet payable under the Agreement. The Company’s cash balance was USD 40,000 at July 31, 2026, compared with USD 46,000 at May 31, 2026.

Unaudited Interim Financial Statements. Set forth below are the unaudited interim financial statements of the Company for the two months ended July 31, 2026, together with comparative audited financial information from the Company’s audited financial statements for the fiscal year ended May 31, 2026 (the ten-month transition period from August 1, 2025 to May 31, 2026 and, for the statement of changes in stockholders’ equity, the period from June 27, 2025, the date of incorporation, to May 31, 2026). The interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, on a basis consistent with the Company’s audited financial statements, and should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 1-K for the fiscal year ended May 31, 2026.

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Mak Don Don Inc.

Unaudited Balance Sheets

As of July 31, 2026 (unaudited) and May 31, 2026 (audited)

(Stated in US Dollars)

	July 31, 2026	May 31, 2026
	(Unaudited)	(Audited)
ASSETS
Cash and cash equivalents	$40,000	$46,000

Total assets	$40,000	$46,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$240	$240
Total liabilities	240	240

STOCKHOLDERS' EQUITY
Common stock, $0.00 par value; 100,000,000 shares authorized; 10,000,000 shares issued and outstanding as of July 31 and May 31, 2026	–	–
Additional paid-in capital	307,000	307,000
Accumulated deficit	(267,240)	(261,240)
Total stockholders’ equity	39,760	45,760

Total liabilities and stockholders’ equity	$40,000	$46,000

See accompanying notes to the financial statements.

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Mak Don Don Inc.

Unaudited Statement of Operations

For the Two Months Ended July 31, 2026 (unaudited) and the Transition Period from August 1, 2025 to May 31, 2026 (audited)

(Stated in US Dollars)

	Two Months Ended	Transition Period
	July 31, 2026	May 31, 2026
	(Unaudited)	(Audited)

Revenue – licensing agreement fees	$4,000	$–
Cost of goods sold	–	–
Gross profit	4,000	–

Operating expenses:
Independent consultant fee	10,000	–
Administrative expenses	–	219,700
Total operating expenses	10,000	219,700

Loss from operations	(6,000)	(219,700)
Other expenses	–	–
Loss before income taxes	(6,000)	(219,700)
Income tax expense	–	–
Net loss	(6,000)	(219,700)
Other comprehensive loss	–	–
Comprehensive loss	$(6,000)	$(219,700)

Net loss per share – basic and diluted	$(0.00)	$(0.02)

Weighted average shares outstanding – basic and diluted	10,000,000	10,000,000

The audited comparative information is derived from the Company’s audited financial statements for the fiscal year ended May 31, 2026, which covered the ten-month transition period from August 1, 2025 to May 31, 2026, as filed with the Company’s Annual Report on Form 1-K. The Company had no revenue during that period.

See accompanying notes to the financial statements.

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Mak Don Don Inc.

Unaudited Statement of Changes in Stockholders’ Equity

For the Two Months Ended July 31, 2026

(Stated in US Dollars)

	Common Stock		Additional Paid-in	Accumulated	Total
	Shares	Amount	Capital	Deficit	Equity
Balance – June 1, 2026	10,000,000	$–	$307,000	$(261,240)	$45,760
Net loss	–	–	–	(6,000)	(6,000)
Balance – July 31, 2026	10,000,000	$–	$307,000	$(267,240)	$39,760

See accompanying notes to the financial statements.

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Mak Don Don Inc.

Audited Statement of Changes in Stockholders’ Equity

For the Period from June 27, 2025 (Date of Incorporation) to May 31, 2026

(As filed in the Company’s Annual Report on Form 1-K)

	Common Stock		Additional Paid-in	Accumulated	Total
	Shares	Amount	Capital	Deficit	Equity
Balance – June 27, 2025	–	$–	$–	$–	$–
Shares issued (June 27, 2025)	7,000,000	–	7,000	–	7,000
Net loss (June 27 – July 31, 2025)	–	–	–	(41,540)	(41,540)
Balance – July 31, 2025	7,000,000	$–	$7,000	$(41,540)	$(34,540)

Shares issued (Regulation A offering)	3,000,000	–	300,000	–	300,000
Net loss (August 1, 2025 – May 31, 2026)	–	–	–	(219,700)	(219,700)
Balance – May 31, 2026	10,000,000	$–	$307,000	$(261,240)	$45,760

See accompanying notes to the audited financial statements included in the Company’s Annual Report on Form 1-K.

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Mak Don Don Inc.

Unaudited Statement of Cash Flows

For the Two Months Ended July 31, 2026 (unaudited) and the Transition Period from August 1, 2025 to May 31, 2026 (audited)

(Stated in US Dollars)

	Two Months Ended	Transition Period
	July 31, 2026	May 31, 2026
	(Unaudited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,000)	$(219,700)
Changes in operating assets and liabilities:
Accounts payable	–	–
Net cash used in operating activities	(6,000)	(219,700)
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash used in investing activities	–	–
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	–	300,000
Repayment of related party payables	–	(43,000)
Net cash provided by financing activities	$–	$257,000

Net increase (decrease) in cash and cash equivalents	$(6,000)	$37,300
Cash and cash equivalents, beginning of period	46,000	8,700
Cash and cash equivalents, end of period	$40,000	$46,000

Supplemental disclosures:
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

See accompanying notes to the financial statements.

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Mak Don Don Inc.

Notes to Unaudited Financial Statements

For the Two Months Ended July 31, 2026

Note 1 – Organization and Business. Mak Don Don Inc. (the “Company”) was organized under the laws of the State of Wyoming on June 27, 2025. The Company is authorized to issue 100,000,000 shares of common stock, par value $0.00 per share. As of July 31, 2026, the Company had 10,000,000 shares of common stock issued and outstanding. The Company operates a micro-street front takeaway concept built around “live-fire wok cooking, ready in moments,” with a light-asset footprint, no dine-in space, and a concise menu of fixed-price combos. The Company’s principal executive office is located at 505 Montgomery Street, 10th and 11th Floor, San Francisco, California 94111. The Company commenced its operations on June 1, 2026.

Note 2 – Basis of Presentation and Significant Accounting Policies. The accompanying interim financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) on a basis consistent with the accounting policies applied in the Company’s audited financial statements for the fiscal year ended May 31, 2026. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. These interim financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements. Interim results are not necessarily indicative of the results to be expected for the full fiscal year ending May 31, 2027. The Company’s significant accounting policies, including those relating to the use of estimates, cash and cash equivalents, revenue recognition, income taxes and related parties, are described in Note 2 to the audited financial statements included in the Company’s Annual Report on Form 1-K for the fiscal year ended May 31, 2026. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Monthly license fees are recognized as revenue when earned over the term of the license, and profit share revenue is recognized when the amounts are earned and estimable. No profit share revenue was recognized during the period presented.

Note 3 – Trademark License and Market Entry Services Agreement. On June 1, 2026, the Company entered into a Trademark License and Market Entry Services Agreement (the “Agreement”) with Mr Mak Food Ltd, a Hong Kong private limited company (the “Licensee”), as described in Item 1 of this report. Under the Agreement, the Licensee pays the Company a monthly license fee of USD 2,000 and a profit share equal to 12% of the gross profits of all branded outlets operated in the licensed territory, and the Company provides market entry services to assist the Licensee in establishing up to ten branded outlets in North America. During the two months ended July 31, 2026, the Company recognized revenue of USD 4,000 under the Agreement, representing the monthly license fees received on June 3, 2026 and July 3, 2026. As of July 31, 2026, no branded outlet had opened and no profit share was payable under the Agreement. There is no material relationship between the Company or its affiliates and the Licensee or its personnel, and the parties are independent.

Note 4 – Going Concern. As described in Note 2 to the Company’s audited financial statements for the fiscal year ended May 31, 2026, the Company historically incurred net losses, had not generated any revenue, and its ability to continue as a going concern was dependent on its ability to obtain financing and successfully generate revenue. Although the Company generated its first revenue during the current interim period, the Company continues to be dependent on the successful implementation of its operating plan and, to the extent necessary, additional financing to fund its operations, and substantial doubt about the Company’s ability to continue as a going concern continues to exist. The accompanying interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might result from the outcome of this uncertainty.

Note 5 – Subsequent Events. Management has evaluated all events or transactions through that occurred after July 31, 2026, up through the date the Company issued the unaudited financial statements and concluded that there was no other reportable event.

The information in this Item 9 is furnished voluntarily pursuant to Item 9 of Form 1-U. This report is the Company’s first report on Form 1-U.

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Exhibit Index

Exhibit No. Description

1.1 Trademark License and Market Entry Services Agreement, dated June 1, 2026, by and between Mak Don Don Inc. and Mr Mak Food Ltd (filed herewith).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mak Don Don Inc.

By: /s/ Man Kin LAU

Man Kin LAU

Chief Executive Officer

(Principal Executive Officer)

Date: August 7, 2026

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